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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 26, 2013	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto
Head of Investor Relations

Information furnished in this form:

1.	Notice Concerning Difference in Individual Financial Results (Non-consolidated Financial Results) Compared to Actual Figures for the Previous Year Results

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NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

April 26, 2013

Notice Concerning Difference in Individual Financial Results (Non-consolidated Financial Results) Compared to Actual Figures for the Previous Year Results

NTT DOCOMO, INC. hereby announces that there is a difference between the individual financial results (non-consolidated financial results) for the year ended March 2013 (April 1, 2012 – March 31, 2013) and the actual results for the previous year (year ended March 2012; April 1, 2011 – March 31, 2012), and that this difference has reached the level requiring disclosure.

Due to the Company not disclosing forecasts for individual financial results (non-consolidated financial results) for the said period, a comparison of actual values is used to describe the change.

1. Difference between the non-consolidated financial results for the year ended March 2013 and the actual figures for the previous year

	Operating Revenues	Operating Income		Income before Income Taxes		Net Income		Net Income Per Share
Previous year results (A) (Year ended March 2012)	(millions of yen 4,378,533)	(millions of yen 871,356)		(millions of yen 953,351)		(millions of yen 558,061)		(Yen Sen 13,457.78)
Actual values for this year (B) (Year ended March 2013)	(millions of yen 4,509,808)	(millions of yen 831,796)		(millions of yen 884,353)		(millions of yen 376,640)		(Yen Sen 9,082.76)
Change (B-A)	(millions of yen 131,274)	(millions of yen (39,560	) )	(millions of yen (68,998	) )	(millions of yen (181,421	) )	(Yen Sen (4,375.02	) )
Change (%)	3.0	(4.5)		(7.2)		(32.5)		(32.5)

2. Reason for the difference occurring

The recording of a loss on valuation of stocks of affiliated companies held by the Company was the primary factor that led to net income falling by ¥181,421 million from previous year to ¥376,640 million.

The total loss on valuation of stocks of affiliated companies was ¥189,124 million, and this was recorded as an extraordinary loss in the individual (non-consolidated) financial statements. The amounts and main components of the loss on valuation were ¥139,242 million on Tata Teleservices Limited stocks, ¥37,161 million on Robi Axiata Limited stocks and ¥11,674 million on DOCOMO interTouch Pte. Ltd. stocks.

(Note)	Unlike accounting treatment under non-consolidated accounting, as the Company’s equity in losses of subsidiaries and associated companies is deducted from the acquisition cost of those companies every quarter under consolidated accounting, the Company recorded a total loss of ¥33,645 million in its consolidated result of the fiscal year 2012 based on the valuation of the fair value of those companies.